SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR April 21 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               'Statement re Possible Offer' announcement
                            dated 21 April 2005





Allied Domecq notes the announcement made this evening about a possible Offer for the Company by Pernod Ricard. Allied Domecq confirms its previous statement that it is in discussions with Pernod Ricard and no agreement has yet been finalized. A further statement will be made with Allied Domecq's Interim Results announcement tomorrow, 21st April, 2005.

END

Enquiries:

Anthony Cardew
Chairman
Cardew Group

Financial & Corporate Communications
12 Suffolk Street
London
SW1Y 4HG

T:  +44 (0)20 7930 0777
F:  +44 (0)20 7925 0647

M: +44 (0)7770 720 389

E:  anthony.cardew@cardewgroup.com

W: www.cardewgroup.com



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 April 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary